UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 5, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    ☐  Yes             ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the proposed change of company name and adoption of the 2012 share option scheme and Notice of Extraordinary General Meeting (the “EGM”) together with a form of proxy for the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and Company Secretary

Dated: December 5, 2012

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

PROPOSED CHANGE OF COMPANY NAME

AND

ADOPTION OF THE 2012 SHARE OPTION SCHEME

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Terms used on this cover page shall have the same meaning ascribed to those terms as defined in the section headed “Definitions” in this circular.

A letter from the Board dated 5 December 2012 is set out on pages 3 to 8 of this circular.

A notice convening an extraordinary general meeting of City Telecom (H.K.) Limited to be held at Shantung Room 2, Level 8, Langham Place Hotel, No. 555 Shanghai Street, Mongkok, Kowloon, Hong Kong on 31 December 2012 at 12:00 noon (or immediately after the conclusion or adjournment of the annual general meeting of the Company to be held at 11:00 a.m. on the same date) is set out on pages 18 to 19 of this circular.A form of proxy is also enclosed. Whether or not you are able to attend and vote at the extraordinary general meeting, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the extraordinary general meeting or any adjourned meetings should you so wish and in such event, the form of proxy shall be deemed to be revoked.

5 December 2012

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“2002 Share Option Scheme”	the existing share option scheme of the Company adopted and approved by the Shareholders on 23 December 2002

“2012 Share Option Scheme”	the share option scheme proposed to be adopted by the Company at the EGM, the principal terms of which are summarised in the Appendix to this Circular

“Articles”	the articles of association of the Company

“Board”	the board of Directors

“Change of Company Name”	the proposed change of the English name of the Company from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” and the proposed change of the Chinese name of the Company from “ ” to “ ”

“Companies Ordinance”	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong

“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be held at Shantung Room 2, Level 8, Langham Place Hotel, No. 555 Shanghai Street, Mongkok, Kowloon, Hong Kong on 31 December 2012 at 12:00 noon (or immediately after the conclusion or adjournment of the annual general meeting of the Company to be held at 11:00 a.m. on the same date)

“Eligible Participant”	means any individual being an employee or executive or officer of the Company or any of its Subsidiaries (including executive and non-executive directors of the Company or any of its Subsidiaries) and any suppliers or Professional Advisers, who will or have provided services to any member(s) of the Group

DEFINITIONS

“Group”	the Company and its Subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Latest Practicable Date”	30 November 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Notice of EGM”	the notice convening the EGM set out on pages 18 to 19 of this circular

“Professional Advisers”	means a professional consultant or adviser including legal, financial, accounting, management, technical, information, engineering, investment, banking or other similar professional consultant or adviser who will or have provided services to any member(s) of the Group in the usual course of business of such member

“Share(s)”	ordinary share(s) of HK$0.10 each in the share capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subsidiary”	means a subsidiary within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for the time being of the Company whether incorporated in Hong Kong or elsewhere and “Subsidiaries” shall be construed accordingly

LETTER FROM THE BOARD

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky	13th Floor
Mr. Cheung Chi Kin, Paul	Trans Asia Centre
Ms. To Wai Bing	No. 18 Kin Hong Street
Ms. Wong Nga Lai, Alice	Kwai Chung
New Territories
Non-executive Director:	Hong Kong
Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors:
Mr. Lee Hon Ying, John
Dr. Chan Kin Man
Mr. Peh Jefferson Tun Lu

5 December 2012

To the Shareholders

Dear Sir or Madam,

PROPOSED CHANGE OF COMPANY NAME

AND

ADOPTION OF THE 2012 SHARE OPTION SCHEME

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the EGM for the approval of (i) the proposed Change of Company Name and (ii) the adoption of the 2012 Share Option Scheme.

LETTER FROM THE BOARD

II.	PROPOSED CHANGE OF COMPANY NAME

The Board proposes to change the English name of the Company from “City Telecom (H.K.) Limited” to “Hong Kong Television Network Limited” and the Chinese name of the Company from “ ” to
“ ”.

Reasons for the Change of Company Name

The Board considers that the Change of Company Name can more accurately reflect the principal activities of the Group and provide the Company with a new corporate image and identity. The Board is of the opinion that the Change of Company Name will clearly benefit the Company’s future business development and is in the best interests of the Company and the Shareholders as a whole.

Conditions of the Change of Company Name

The Change of Company Name is subject to the satisfaction of the following conditions:

(i)	the approval by the Shareholders of a special resolution at the EGM; and

(ii)	the approval by the Registrar of Companies in Hong Kong for the use of the proposed new English name and Chinese name by the Company.

The Change of Company Name will take effect on the date on which the certificate of change of name is issued by the Registrar of Companies in Hong Kong. The Company will carry out the necessary filing procedures with the Registrar of Companies in Hong Kong.

Effects of the Change of Company Name

The Change of Company Name will not affect any of the rights of the Shareholders. All existing share certificates in issue bearing the current name of the Company will continue to be evidence of title to the Shares and will continue to be valid for trading, settlement, registration and delivery purposes. There will not be any arrangement for free exchange of the existing share certificates of the Company for new share certificates bearing the Company’s new name. Once the Change of Company Name has become effective, any new share certificates of the Company will be issued in the new name of the Company.

A further announcement regarding, inter alia, the effective date on which trading in the Shares under the new name of the Company on the Stock Exchange will be made as and when the new names of the Company take effect.

LETTER FROM THE BOARD

III.	ADOPTION OF THE 2012 SHARE OPTION SCHEME

The 2002 Share Option Scheme was adopted and approved by the Shareholders on 23 December 2002 and will expire on 22 December 2012. The Directors consider that it is in the interest of the Company that the 2012 Share Option Scheme be adopted in view of the soon expiration of the 2002 Share Option Scheme as it can provide the Group with a flexible means of incentivising, rewarding and remunerating the Eligible Participants.

The Directors are of the view that contributions of the employees, executives, officers, suppliers, and Professional Advisers of the Group are of paramount importance to the success of the Group as whole for such persons to be given incentives to participate in the growth of the Group in the form of options to subscribe for Shares.

A summary of the principal terms of the 2012 Share Option Scheme is set out in Appendix to this circular.

Under the rules of the 2012 Share Option Scheme, there is no general requirement of any minimum period for which an option must be held before it can be exercised although the Board will be empowered under the 2012 Share Option Scheme to impose at its discretion any such minimum period at the time of grant of any particular option. In addition, the Board will be empowered to determine the exercise price of a Share in respect of any particular option granted under the 2012 Share Option Scheme, the basis upon which is set out in paragraph 5 of Appendix so that the selected participants are attracted to subscribe the Shares pursuant to the options granted by the Company as incentives and rewards for their contribution or potential contribution to the Group and will further contribute towards the profitability and success of the Group. There is also no general requirement under the 2012 Share Option Scheme for any performance target which a grantee has to achieve before any option can be exercised under the 2012 Share Option Scheme although the Board has the discretion, in order to encourage any grantee to further the interests and objectives of the Company, to require a grantee to achieve certain performance targets specified at the time of grant before any option granted under the 2012 Share Option Scheme can be exercised.

The Company is not required to appoint any trustee for the purpose of administering the 2012 Share Option Scheme. The 2012 Share Option Scheme will be subject to administration of the Board. None of the Directors is or will be a trustee of the New Scheme or have a direct or indirect interest in any such trustee.

To the best knowledge of the Directors, as at the Latest Practicable Date, no Shareholders have a material interest in the 2012 Share Option Scheme different to that of any other Shareholders and accordingly, no Shareholders will have to abstain from voting at the EGM on the resolution approving the adoption of the 2012 Share Option Scheme.

Adoption of the 2012 Share Option Scheme is conditional upon:

(a)	the passing of an ordinary resolution by the Shareholders at the EGM approving the adoption of the 2012 Share Option Scheme; and

LETTER FROM THE BOARD

(b)	the Listing Committee of the Stock Exchange granting the approval for the listing of, and permission to deal in, the Shares or any part thereof falling to be issued and allotted upon exercise of the Options granted under the 2012 Share Option Scheme.

Application will be made to the Listing Committee of the Stock Exchange for the approval of the listing of, and permission to deal in, the Shares representing ten (10) per cent. of the issued share capital of the Company as at the date of the EGM which may fall to be allotted and issued upon the exercise of options to be granted under the 2012 Share Option Scheme.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the 2012 Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the approval of the 2012 Share Option Scheme given that the variables such as the exercise price, exercise period, interest rate, expected volatility and other relevant variables cannot be available for calculating the value of the options. The Directors believe that any calculation of the value of the options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and the results thereof may be misleading to the Shareholders in the circumstances.

Subject to the obtaining of the Shareholders’ approval with respect to the adoption of the 2012 Share Option Scheme, pursuant to Rule 17.03 of the Listing Rules, the total number of Shares which may be issued upon the exercise of all Options to be granted under the 2012 Share Option Scheme and any other share option schemes of the Company must not, in aggregate, exceed ten (10) percent. of the issued share capital of the Company as at the date of approval of the 2012 Share Option Scheme. The Board shall not grant any Options which would result in the maximum aggregate number of Shares which may be issued upon exercise of all outstanding options granted but yet to be exercised under the 2012 Share Option Scheme and any other share option schemes adopted by the Company which provide for the grant of options to acquire or subscribe for Shares exceeding, in aggregate, thirty (30) per cent. of the issued share capital of the Company from time to time.

Based on 809,016,643 Shares in issue as at the Latest Practicable Date and assuming that there is no change in the issued share capital of the Company between the Latest Practicable Date to the EGM (i.e. the Adoption Date), the maximum number of Shares that may be issued upon the exercise of Options that may be granted pursuant to the 2012 Share Option Scheme and any other share option schemes (i.e. the 2002 Share Option Scheme) will be 80,901,664 Shares, representing ten (10) per cent. of the issued share capital of the Company in issue as at the Latest Practicable Date.

As at the Latest Practicable Date, there were no outstanding options granted under the 2002 Share Option Scheme.

LETTER FROM THE BOARD

A copy of the 2012 Share Option Scheme is available for inspection during normal business hours at the registered office of the Company at 13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong from the date of this circular up to and including the date of the EGM and at the EGM.

IV.	EGM

Notice of EGM is set out on pages 18 to 19 of this circular. The EGM to be held on 31 December 2012 at 12:00 noon (or immediately after the conclusion or adjournment of the annual general meeting of the Company to be held at 11:00 a.m. on the same date) for the purpose of considering and, if thought fit, passing the resolutions to approve the proposed Change of Company Name and the adoption of the 2012 Share Option Scheme.

As at the Latest Practicable Date, no Shareholder is required to abstain from voting under the Listing Rules in respect of its Shares for the matters to be considered at the EGM.

Whether or not you are able to attend and vote at the EGM, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than forty-eight (48) hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the EGM or any adjourned meetings should you so wish and in such event, the form of proxy shall be deemed to be revoked.

V.	VOTING PROCEDURES BY SHAREHOLDERS

Pursuant to the Rule 13.39(4) of the Listing Rules, all votes of the Shareholders at a general meeting must be taken by poll. Accordingly, all the proposed resolutions will be put to vote by way of poll at the EGM. An announcement on the poll vote results will be made by the Company after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

VI.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

VII.	RECOMMENDATION

The Directors consider that all the resolutions proposed in respect of the above, including the proposed Change of Company Name and the adoption of the 2012 Share Option Scheme are in the best interests of the Company and the Shareholders as a whole. The Directors therefore recommend all Shareholders to vote in favour of all the resolutions to be proposed at the EGM.

VIII.	GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this circular. The English text of this circular shall prevail over the Chinese text.

Yours faithfully, For and on behalf of the Board City Telecom (H.K.) Limited Wong Wai Kay, Ricky Chairman

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

The following is a summary of the principal terms of the 2012 Share Option Scheme to be adopted at the EGM:

1.	PURPOSE

The purpose of the 2012 Share Option Scheme is to enable the Company to grant options to any employee, executives and officers of the Company or any of its Subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and any suppliers and Professional Advisers of the Company or any of its Subsidiaries as incentives and rewards for their contribution to the Company or such Subsidiaries.

2.	WHO MAY JOIN

The Board may, at its discretion, offer Eligible Participants, being an employee, executive or officer of the Company or any of its Subsidiaries (including executive, non-executive and independent non-executive directors of each of the abovementioned companies) and suppliers and Professional Advisers of the Group, options to subscribe for such number of new Shares as the Board may determine at an exercise price determined in accordance with paragraph 5 below. Upon acceptance of the option, the grantee shall pay HK$1.00 to the Company by way of consideration for the grant.

3.	MAXIMUM NUMBER OF SHARES

The maximum number of Shares which may be issued upon exercised all options to be granted under the 2012 Share Option Scheme and any other share option scheme(s) of the Company must not exceed ten (10) per cent. of the Shares in issue on the date of approval and adoption of the 2012 Share Option Scheme by Shareholders. Shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option schemes will not be counted for the purpose of the ten (10) per cent. limit.

Subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time, the Board may:

(a)	refresh this limit at any time to ten (10) per cent. of the Shares in issue as at the date of the approval by the Shareholders in general meeting (options previously granted under any share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the limit as refreshed); and/or

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

(b)	grant options beyond the ten (10) per cent. limit to Eligible Participants specifically identified by the Board whereupon the Company shall send a circular to the Shareholders containing, amongst others, a generic description of the specified participants who may be granted such options, the number and terms of the options to be granted and the purpose of granting options to the specified participants with an explanation as to how the options serve such purpose.

Notwithstanding the foregoing, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2012 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed thirty (30) per cent. of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its Subsidiaries if this will result in the thirty (30) per cent. limit being exceeded.

4.	MAXIMUM NUMBER OF OPTIONS TO ANY ONE INDIVIDUAL

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the 2012 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each Eligible Participant in any twelve (12)-month period up to and including the date of grant shall not exceed one (1) per cent. of the Shares in issue as at the date of grant.

Any further grant of options in excess of this one (1) per cent. limit shall be subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting with such Eligible Participant and his associates (as defined in the Listing Rules) abstaining form voting and/or other requirements prescribed under the Listing Rules form time to time.

5.	PRICE FOR SHARES

The subscription price for a Share in respect of any particular option granted under the 2012 Share Option Scheme (which shall be payable upon exercise of the option) shall be such price as the Board in its absolute discretion shall determine, save that such price shall be the highest of (a) the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet on the date of grant, which must be a business day; (b) the average of the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet for the five (5) business days immediately preceding the date of grant; and (c) the nominal value of a Share.

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

6.	GRANTING OPTIONS TO CONNECTED PERSONS

Any grant of options to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) is required to be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options).

If the Company proposes to grant options to a substantial shareholder (as defined in the Listing Rules) or any independent non-executive director of the Company or their respective associates (as defined in the Listing Rules) which will result in the number of Shares issued and to be issued upon exercise of options granted and to be granted under the 2012 Share Option Scheme and any other share option scheme(s) of the Company (including options exercised, cancelled and outstanding) to such person in the twelve (12) -month period up to and including the date of such grant:

(a)	representing in aggregate over 0.1 per cent. of the Shares in issue; and

(b)	having an aggregate value in excess of HK$5 million, based on the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet on the date of each grant,

such grant of options shall be subject to the issue of a circular by the Company to the Shareholders and the approval of the Shareholders in general meeting on a poll at which all connected persons (as defined in the Listing Rules) of the Company shall abstain from voting, and/or such other requirements prescribed under the Listing Rules form time to time. A connected persons (as defined in the Listing Rules) of the Company will be permitted to vote against the grant only if his intention to do so has been stated in the circular to be sent to the Shareholders.

7.	RESTRICTIONS ON THE TIME OF GRANT OF OPTIONS

A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published or disclosed on the websites of Stock Exchange and the Company or any other means as per the Listing Rules or any other governing laws, rules and regulations. In particular, no options may be granted during the period commencing one (1) month immediately preceding the earlier of (i) the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s results for any year or half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for the Company to publish an announcement of its results for any year or half-year, quarterly or any other interim period (whether or not required under the Listing Rules) under the listing agreement and ending on the date of the results announcement.

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

8.	RIGHTS ARE PERSONAL TO GRANTEE

An option is personal to the grantee and the grantee may not in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or attempt to do so. Any breach of the foregoing provisions shall entitle the Company to cancel the outstanding options.

9.	TIME OF EXERCISE OF OPTION

There is no general requirement that an option must be held for any minimum period before it can be exercised but the Board is empowered to impose at its discretion any such minimum period at the time of grant of any particular option. The period during which an option maybe exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than ten (10) years from the date of grant. No option may be granted more than ten (10) years after the date of approval of the 2012 Share Option Scheme. Subject to earlier termination by the Company in general meeting or by the Board, the 2012 Share Option Scheme shall be valid and effective for a period of ten (10) years after the date of adoption of the 2012 Share Option Scheme by Shareholders by resolution at a general meeting.

10.	PERFORMANCE TARGET

There is no general requirement under the 2012 Share Option Scheme for any performance target which a grantee has to achieve before any option can be exercised under the 2012 Share Option Scheme although the Board has the discretion, in order to encourage any grantee to further the interests and objectives of the Company, to require a grantee to achieve certain performance targets specified at the time of grant before any option granted under the 2012 Share Option Scheme can be exercised.

11.	RIGHTS ON CEASING TO BE AN ELIGIBLE PARTICIPANT

(a)	If the grantee of an option ceases to be an Eligible Participant for any reason other than death or the termination of his relationship with the Company or any of its Subsidiaries on one or more of the grounds specified in paragraph 15 (d) below, the grantee may exercise the option up to his entitlement at the date of cessation of his relationship (to the extent not already exercised) within the period of one (1) month following the date of such cessation (which date shall be, in relation to a grantee who is an Eligible Participant by reason of his employment with the Company or any of the Subsidiaries, the last actual working day with the Company or the relevant Subsidiary whether salary is paid in lieu of notice or not);

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

(b)	if the grantee of an option ceases to be an Eligible Participant by reason of death and none of the events which would be a ground for termination of his relationship with the Company and/or any of the Subsidiaries under paragraph 15(d) below has occurred, the legal representative(s) of the grantee shall be entitled within a period of twelve (12) months, or such longer period as the Board may determine, from the date of death to exercise the option up to the grantee’s entitlement at the date of death (to the extent not already exercised); and

(c)	if the grantee of an option ceases to be an Eligible Participant by reason of termination of his relationship with the Company or any of the Subsidiaries on any one or more of the grounds specified in paragraph 15(d) below, his option will lapse and not be exercisable on the date of such cessation.

12.	RIGHTS ON WINDING-UP

In the event of an effective resolution being passed for the voluntary winding-up of the Company, a grantee of an option (or his legal personal representatives) may by notice in writing to the Company within twenty-one (21) days after the date of such resolution elect to be treated as if the option (to the extent not already exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in such notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the exercise price which would have been payable in respect thereof. All options, in respect of which no notice to elect to be treated as exercised shall have been received by the Company within the said twenty-one (21) day period, shall lapse and determine.

13.	RIGHTS ON TAKEOVER

If a general offer (whether by way of take-over offer, share repurchase offer or scheme of arrangement of otherwise in like manner) is made to all the holders of Shares (or all such holder other than the offeror and/or any person controlled by the offeror and/or any person acting in association or in concert with the offeror), the Company shall use its best endeavours to procure that such offer is extended to all the grantees of options (on the same terms, mutatis mutandis, and assuming that they will become, by the exercise in full of the options granted to them, shareholders of the Company). If such offer, having been approved in accordance with applicable laws and regulatory requirements becomes, or is declared unconditional, the grantee (or his legal personal representative(s)) shall be entitled to exercise the option ion full (to the extent not already exercised) at any time within fourteen (14) days after the date on which such general offer becomes or is declared unconditional. All options shall, to the extent that they have not been exercised within the said fourteen (14) day period, lapse and determine.

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

14.	RIGHTS ON COMPROMISE OR ARRANGEMENT BETWEEN THE COMPANY AND ITS MEMBERS OR CREDITORS

If, pursuant to the Companies Ordinance, a compromise or arrangement, other than a scheme of arrangement contemplated in paragraph 13 above, between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all grantees of options on the same day as it despatches to each other member or creditors of the Company a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee shall be entitled to exercise all or any of his options in whole or in part at any time prior to 12:00 noon (Hong Kong time) on the business day immediately preceding the date of the meeting directed to be convened by the Court for the purposes of considering such compromise or arrangement. With effect from the date of such meeting, the rights of all grantees to exercise their respective options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all options shall, to the extent that they have not been exercised, lapse and determine. The Director shall endeavour to procure that the Shares issued as a result of the exercise of options under this paragraph shall for the purposes of such compromise or arrangement form part of the issued share capital of the Company on the effective date thereof and that such Shares shall in all respects be subject to such compromise or arrangement. If for any reason such compromise or arrangement is not approved by the Court (whether upon the terms presented to the Court or upon any other terms as may be approved by such Court) the rights of the grantees to exercise their respective options shall with effect from the date of the making of the order by the Court be restored in full as if such compromise or arrangement had not been proposed by the Company and no claim shall lie against the Company or any of its officers for any loss or damage sustained by any grantee as a result of the aforesaid suspension.

15.	LAPSE OF THE OPTIONS

An Option shall lapse automatically and not be exercisable ( to the extent not already exercised) on the earliest of:

(a)	the expiry date relevant to that Option;

(b)	the expiry of any of the periods referred to in paragraphs 11,12 and 13 above;

(c)	subject to paragraph 12 above, the date of commencement of the winding-up of the Company (as determined in accordance with the Companies Ordinance);

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

(d)	the date on which the grantee ceases to be an Eligible Participant by reason of the termination of his relationship with the Company or the relevant Subsidiary on any one or more of the grounds of serious misconduct or breach, bankruptcy, insolvency, composition with his creditors or conviction of any criminal offence involving his integrity or honesty or (in the case of the Grantee being an Eligible Participant by reason of his employment with the Company or any of the Subsidiaries and if so determined by the Board) on any other grounds on which an employer would be entitled to terminate such Grantee’s employment at common law or pursuant to any applicable laws or under the Grantee’s service contract or terms of office with the Company or the relevant Subsidiary. A resolution of the Board or the board of directors of the relevant Subsidiary to the effect that the relationship of a Grantee has or has not been terminated on one or more of the grounds specified in this sub-paragraph shall be conclusive and binding on the Grantee;

(e)	the date on which any compromise or arrangement referred to in paragraph 14 above becomes effective; and

(f)	the date on which the Board shall exercise the Company’s right to cancel the option at any time after the grantee commits a breach of paragraph 8 or the options are cancelled in accordance with paragraph 19.

16.	RANKING OF SHARES

The Shares to be allotted upon the exercise of an option will not carry voting rights until completion of the registration of the grantee (or any other person nominated by the grantee) as the holder thereof. Subject to the aforesaid, Shares allotted and issued on the exercise of options will rank pari passu with the fully paid Shares in issue on the date of allotment in all respects with and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation of the Company as attached to the Shares in issue on the date of allotment.

17.	EFFECT OF ALTERATIONS TO CAPITAL

In the event of alteration in the capital structure of the Company whilst any option remains exercisable, whether by way of any capitalisation issue, rights issue, sub-division, consolidation or reduction of the Share capital of the Company in accordance with applicable laws and regulatory requirements, whilst any option may become or remains exercisable, such corresponding alterations (if any) shall be made in the aggregate number of Shares subject to any outstanding options and/or the subscription price per Share of each outstanding option and/or the aggregate number of Shares in respect of which any further options may be granted as the auditors of the Company or an independent financial adviser shall certify in writing to the Board to be in their opinion fair and reasonable. Any such alterations will be made on the basis that a grantee shall have the same proportion of the issued share capital of the Company for which any grantee of an option is entitled to subscribe pursuant to the options held by him before such alteration and the aggregate subscription price payable on the full exercise of any option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

18.	ALTERATION OF THE 2012 SHARE OPTION SCHEME

The 2012 Share Option Scheme may be altered in any respect by resolution of the Board except that:

(a)	any alteration to the advantage of the grantees or the Eligible Participants (as case may be) in respect of the matters contained in Rule 17.03 of the Listing Rules;

(b)	any material alteration to the terms and conditions of the 2012 Share Option Scheme or any change to the terms of options granted (except any alterations which take effect automatically under the terms of the 2012 Share Option Scheme), shall first be approved by the Shareholders in general meeting provided that if the proposed alteration shall adversely affect an option granted or agreed to be granted prior to the date of alteration, such alteration shall be further subject to the grantees’ approval in accordance with the term of the 2012 Share Option Scheme. The amended terms of the 2012 Share Option Scheme shall till comply with Chapter 17 of the Listing Rules and any change to the authority of the Board in relation to any alteration to the terms of the 2012 Share Option Scheme must be approved by Shareholders in general meeting.

19.	CANCELLATION OF OPTIONS

Any cancellation of options granted but not exercised must be approved by the grantees of the relevant options except where the options are cancelled pursuant to a breach of paragraph 8 above. Where the Company cancels options and the grant of new options to the same grantee, the issue of such new options may only be made under the 2012 Share Option Scheme with available unissued options (excluding the cancelled option(s)) within the limit approved by Shareholders.

20.	TERMINATION OF THE 2012 SHARE OPTION SCHEME

The Company by resolution in general meeting or the Board may at any time resolve to terminate the operation of the 2012 Share Option Scheme and in such event no further options shall be offered but the provisions of the 2012 Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any option granted prior to the termination or otherwise as may be required in accordance with the provisions of the 2012 Share Option Scheme and options granted prior to such termination shall continue to be valid and exercisable in accordance with the 2012 Share Option Scheme.

APPENDIX	SUMMARY OF THE PRINCIPAL TERMS OF
THE 2012 SHARE OPTION SCHEME

21.	CONDITION OF THE 2012 SHARE OPTION SCHEME

The 2012 Share Option Scheme is conditional on (a) the Shareholders’ approval at the EGM; and (b) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the Shares (not exceeding ten (10) per cent. of the issued share capital of the Company as at the date of approval and adoption of the 2012 Share Option Scheme by Shareholders) which may fall to be issued pursuant to the exercise of options granted pursuant thereto.

22.	PERIOD OF THE 2012 SHARE OPTION SCHEME

The 2012 Share Option Scheme will remain in force for a period of ten (10) years commencing on the date on which the 2012 Share Option Scheme becomes unconditional.

23.	DISCLOSURE IN ANNUAL AND INTERIM REPORT

The Company will disclose details of the 2012 Share Option Scheme in its annual and interim reports including the number of options, date of grant, exercise price, exercise period, vesting period and (if appropriate) a valuation of options granted during the financial year/period in the annual/interim reports in accordance with the Listing Rules in force from time to time.

NOTICE OF EGM

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of City Telecom (H.K.) Limited (the “Company”) will be held at Shantung Room 2, Level 8, Langham Place Hotel, No. 555 Shanghai Street, Mongkok, Kowloon, Hong Kong on 31 December 2012 at 12:00 noon (or immediately after the conclusion or adjournment of the annual general meeting of the Company to be held at 11:00 a.m. on the same date) for the following purposes:

Special Resolution

1.	“THAT subject to the approval by the Registrar of Companies in Hong Kong, the name of the Company be and is hereby changed from “City Telecom (H.K.) Limited ” to “Hong Kong Television Network Limited ”.

Ordinary Resolution

2.	“THAT, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, any new ordinary shares of HK$0.10 each (the “Shares”) in the capital of the Company which may fall to be issued pursuant to the exercise of the options that may be granted under the 2012 share option scheme (the “2012 Share Option Scheme”) (a copy of which marked “A” is produced to the Meeting and signed for the purpose of identification by the Chairman of the Meeting and the principal terms of which have been summarised in Appendix to the circular of the Company dated 5 December 2012):

(a)	the 2012 Share Option Scheme be and is hereby approved and adopted; and

NOTICE OF EGM

(b)	the Directors be and are hereby authorised to administer the 2012 Share Option Scheme, to grant options to subscribe for Shares under the 2012 Share Option Scheme, to allot, issue and deal with Shares pursuant to the exercise of options that may be granted under the 2012 Share Option Scheme provided that the total number of Shares which may be issued upon exercise of the options to be granted under the 2012 Share Option Scheme and any other share option schemes of the Company shall not exceed ten (10) per cent. of the aggregate nominal value of the share capital of the Company in issue as at the date of passing this resolution, and to do all such acts and to enter into all such transactions, arrangements and agreements as they consider necessary or expedient to give effect to the 2012 Share Option Scheme.”

By Order of the Board City Telecom (H.K.) Limited Wong Nga Lai, Alice Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 5 December 2012

Registered Office:

13th Floor

Trans Asia Centre

No. 18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	A form of proxy for use at the meeting is enclosed herewith. In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, not less than forty-eight (48) hours before the time appointed for the holding of the meeting or any adjournment thereof.

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from Thursday, 27 December 2012 to Monday, 31 December 2012, both days inclusive, during which period no transfer of shares shall be effected. In order to entitled to attend and vote at the meeting, all transfer documents accompanied by the relevant share certificates, must be lodged with the Share Registrar, at Shops 1712–1716, 17th Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 24 December 2012.

5.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

CITY TELECOM (H.K.) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

I/We(Note 1)

of

being the registered holder(s) of(Note 2)                                                               shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT(Note3) THE CHAIRMAN OF THE MEETING

or

of

as my/our proxy to attend and act for me/us and on my/our behalf at the extraordinary general meeting (the “Meeting”) of the Company to be held at Shantung Room 2, Level 8, Langham Place Hotel, No. 555 Shanghai Street, Mongkok, Kowloon, Hong Kong on Monday, 31 December 2012 at 12:00 noon (or immediately after the conclusion or adjournment of annual general meeting of the Company to be held at 11:00 a.m. on the same date) for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated(Note 4):–

	SPECIAL RESOLUTION	FOR(Note 4)	AGAINST(Note 4)
1.	To approve the change of the name of the Company from “City Telecom (H.K.) Limited ” to “Hong Kong Television Network Limited ”.

	ORDINARY RESOLUTION	FOR(Note 4)	AGAINST(Note 4)
2.	To approve and adopt the 2012 Share Option Scheme.

Date	Signature(Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3.	If any proxy other than the chairman of the Meeting is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy does not need to be a member of the Company but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	To be valid, this completed and signed form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment meeting, as the case may be.

7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, then one of the said holders so present whose name stands first on the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

8.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or adjourned meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.